

June 20, 2013

Via Facsimile
Mr. Karl Pichler
Chief Financial Officer and Treasurer
Rackspace Hosting, Inc.
5000 Walzem Rd.
San Antonio, TX 78218

> **Re:** **Rackspace Hosting, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-34143**

Dear Mr. Pichler:

We have reviewed your letter dated May 14, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 30, 2013.

General

1.   As previously requested, please provide a statement, signed by a member of the Company's management, acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Adjusted Free Cash Flow, page 51

2.   We note in your response to prior comment 1 that Adjusted Free Cash Flow is not intended to convey information regarding your liquidity. However, your current disclosure that this measure "is an important metric for investors in evaluating how a company is currently using cash generated and may indicate its ability to generate cash" and your response which further indicates that this measure relates to your ability to "fund operating expenses and expenditures for capital assets," implies that this is a liquidity measure. Please revise your disclosure in future filings to reconcile this measure to an element of your cash flow statement. Alternatively, revise your disclosure in future filings to clearly indicate that this measure is a performance measure and remove references to your use of cash when explaining the usefulness of this measure.

        You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief